As filed with the Securities and Exchange Commission on April 26, 2004
                   Registration No. 333-110884


                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM SB-2/A
                            Amendment No. 1

                        REGISTRATION STATEMENT
                                UNDER
                       THE SECURITIES ACT OF 1933

         ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

              (Name of small business issuer in its Charter)

     Delaware                   6510                  55-0793382
(State or other      (Primary Standard Industrial    IRS Employer
jurisdiction of     Classification Code Number)   Identification Number
incorporation or
organization)

                            1926 Cao An Road
                       Shanghai, 201824, China
                           86-21-5919-7613
      (Address and telephone number of principal executive offices)

                            1926 Cao An Road
                         Shanghai, 201824, China
(Address of principal place of business or intended principal place of business)

                              Hongwei Zhang
                          20 Chapin Road, Unit 1004
                        Pine Brook, New Jersey 07058
                              (973) 882-8857
        (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box:                                                [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                     [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                            [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                            [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                   [ ]


                     CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
                                                Proposed maximum   Proposed maximum
      Title of each class          Amount to      offering price   aggregate offering    Amount of
of securities to be registered   be registered     per unit              price       registration fee (3)
---------------------------------------------------------------------------------------------------------
Common Stock                      7,565,350          $0.15           $ 1,134,803          $ 144.2
$0.1 Par value
---------------------------------------------------------------------------------------------------------
  Total                           7,565,350          $0.15           $ 1,134,803          $ 144.2



(1) The offering price per share for the selling security holders was estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) to the Securities Act of 1933, as amended.

(2) The selling security holders hold all of the shares that we are registering. The selling security holders who are not affiliates may sell their shares at $0.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated transactions.
The affiliated selling security holders must sell their shares at $0.15 per share for the duration of this offering. We will not receive proceeds from the sale of shares from the selling security holders.

(3)  Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
============================================================================

PROSPECTUS

                SUBJECT TO COMPLETION, DATED APRIL 26, 2004

            ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

                         PRELIMINARY PROSPECTUS

  7,565,350 Shares of Common Stock to be Sold by Current Security Holders
                   Offering Price of $0.15 Per Share

The selling security holders of Oriental Automotive Parts Development (China) Co., Ltd. listed on pages 14-17 under the caption "Selling Security Holders" may offer and sell up to an aggregate of 7,565,350 shares of our common stock under this prospectus. The selling security holders who are not affiliates will sell their shares at $0.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The selling security holders who are affiliates must sell their shares at $0.15 for the duration of the offering. We will not receive proceeds from the sale of the shares from the selling security holders. We will pay all expenses of registering the securities.

Our common stock is presently not traded on any market or securities exchanger, and we have not applied for listing or quotation on any public market.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



               The date of this prospectus is April 26, 2004

Dealer Prospectus Delivery Obligation

Until ___, 2004, (90 days after the effective date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                            TABLE OF CONTENTS





Prospectus Summary.....................................................    5
Risk Factors...........................................................    7
Use of Proceeds........................................................   13
Determination of Offering Price........................................   13
Dilution...............................................................   13
Selling Security holders...............................................   13
Plan of Distribution...................................................   17
Legal Proceedings......................................................   19
Directors, Executive Officers, Promoters and Control Persons...........   19
Security Ownership of Certain Beneficial Owners and Management.........   22
Description of Securities..............................................   23
Interest of Named Experts and Counsel..................................   25
Disclosure of Commission Position of Indemnification for
 Securities Act Liabilities............................................   25
Organization Within Last Five Years....................................   26
Description of Business................................................   27
Management's Discussion and Analysis or Plan of Operation..............   32
Description of Property................................................   36
Certain Relationships and Related Transactions.........................   38
Market for Common Equity and Related Stockholder Matters...............   38
Executive Compensation.................................................   39
Financial Statements...................................................   40
Changes In and Disagreements With Accountants on
 Accounting and Financial Disclosure...................................   51
Available Information..................................................   52

                           PROSPECTUS SUMMARY

This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial statements and related notes, before making an investment decision. Reference in this prospectus to "Oriental", "we", "us", and "our" all refer collectively to Oriental Automotive Parts Development (China) Co., Ltd. unless the context indicates otherwise or as otherwise noted.

Our History

We were incorporated in the State of Delaware on August 30, 2002 under the name of Brook Industries Corp ("Brook"). Brook was formed as a "blank check" company whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. Other than filing of a registration statement on Form 10-SB and periodic reports pursuant to Exchange Act of 1934 with the Securities and Exchange Commission, Brook virtually conducted no businesses until April 8, 2003 (the "Acquisition Date") when Brook issued 35,900,000 shares of its common stock to acquire all the capital stock of Oriental Automotive Parts Development Co., Ltd., a private operating company organized in Shanghai, China ("OAPD").

Since the former shareholders of OAPD own a majority of the issued and outstanding shares of our common stock after the Acquisition Date, this transaction was accounted for as a recapitalization of OAPD, whereby OAPD is deemed to be the accounting acquirer. That is, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of the public corporation, accompanied by recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible assets are recorded.

The assets and liabilities of Brook were deemed to have been acquired by OAPD on the Acquisition Date. All financial information for the periods prior to the Acquisition Date is those of OAPD. Following the acquisition, our name was changed to "Oriental Automotive Parts Development (China) Co., Ltd.", and the total number of our authorized capital shares was increased to 100,000,000 shares, consisting of 80,000,000 shares of common stock, par value of $0.1, and 20,000,000 shares of preferred stock, par value of $0.1.

Our principal executive offices are located at 1926 Cao An Road, Shanghai, China. Our telephone number at such address is 86-21-5919-7613.

Our Business

We operate in two segments: real property leasing and wholesaling of auto parts.

We are primarily in the business of owning, developing, and managing commercial real properties, which are leased to automobile dealers, specialty retailers of automotive parts and accessories under long-term leases. We currently own only one real property, which contains approximately 61,700 net rentable square feet of spaces from the first to the third floor in a five-story commercial building located near transportation corridors in the northwestern suburbs of Shanghai, China.

Currently we have only three tenants, who have leased approximately all of our rentable spaces. The real property we lease is used by our tenants as a trade mart. A trade mart is a facility that allows wholesalers, principally manufacturers and their sales agents and retailers to offer their products to a broad range of customers at a single location (one stop shopping), where buyers are provided an opportunity to view, compare, and complete their shopping in a single place rather than having to travel to a number of different shopping places.

The purpose of our ownership in a real property is primarily for income, not for capital gains. We lease our property under net leases, by which tenants are required to pay all expenses relating to the leased property and therefore, we are not responsible for payment of expenses, such as maintenance, utilities, taxes and insurance with such property. Rental payments are paid by quarterly.

For the period from January 28, 2003 (the date of our operation) to December 31, 2003, we had gross profit of $1,474,436, of which $1,131,402, or 76.8%, was derived from rental income.

Sales of Auto Parts

We became involved in the business of wholesaling of auto parts in July 2003. For the period ended December 31, 2003, approximately $219,779, or 14.9% of our gross profit was derived from sale of auto parts.

The auto parts we sell include new and remanufactured automotive hard parts and maintenance items, such as alternators, water pumps, brake parts, clutches and shock absorbers, oil and lubrication products, antifreeze, and batteries, spark plugs, belts and hoses.

We are currently applying for government license to be an automobile dealer. We have obtained government permit to sell light tricks, and our application for selling cars are still in pending. After receiving all the permits, we intend to sell brand new automobiles as well. To date, no automobiles have been sold.

The Offering by the Selling Security Holders

We are authorized to issue 80,000,000 shares of $0.1 par value common stock. As of the date of this prospectus, there are 36,000,000 shares of our common stock issued and outstanding.

Up to 7,565,350 shares of our common stock may be offered by the selling security holders. The selling security holders may sell all or any portion of the shares in this offering in one or more transactions through a variety of methods. The offering price of the shares is $0.15. The selling security holders who are not affiliates will sell their shares at $0.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The selling security holders who are affiliates must sell their shares at $0.15 for the duration of the offering.

Estimated Use of Proceeds

We will not receive any of the proceeds from the sale of those shares being offered by the selling security holders, although we agreed to pay all offering expenses, which are approximately $43,344.

Summary of Financial Information

The following summary financial information for the periods stated summarizes certain information from our financial statements included elsewhere in this prospectus. You should read this information in conjunction with Management's Discussion and Analysis and the financial statements and the related notes thereto included elsewhere in this prospectus.

                                  From Jan. 28, 2003 (date of inception)
                                         through December 31, 2003

STATEMENT OF OPERATIONS DATA:

Revenue                                               $   5,523,969
Cost of good sold                                         4,049,553
Operating expenses                                          355,724
Operating income                                          1,118,724
Net income                                            $   1,036,087
                                                      =============

Basic and diluted net income per share                $        0.03
                                                      =============
Basic and diluted weighted average share
  outstanding                                            36,000,000
                                                      =============

BALANCE SHEET DATA:
                                               At December 31, 2003

Total assets                                          $   5,466,049
Current liabilities                                         121,037
Total stockholders' equity                            $   5,345,012
                                                      =============



                            RISK FACTORS

The shares of common stock offered by this prospectus involved a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before you purchase these shares. The risks and uncertainties described below are all those that we have identified as material. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

                      Risks Related to Our Business

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND FUTURE PROSPECTS.

We were incorporated in August 2002 under the name of Brook Industries Corp. as a blank check company for the purpose of seeking to complete a merger or business acquisition. We virtually conducted no business until April 8, 2003 when we acquired Oriental Automotive Parts Development Co., Ltd. ("OAPD"), a private perating corporation organized in China on January 28, 2003. The acquisition was accounted for as a reverse merger, the historical operations of OAPD were represented as our historical operations. Accordingly, our limited operating history makes it difficult for you to evaluate our business and future prospects.

WE ARE DEPENDENT UPON A FEW LARGE CUSTOMERS, AND THE LOSS OF ANY OF THOSE CUSTOMERS, OR THEIR INABILITY TO PAY, COULD MATERIALLY REDUCE OUR REVENUES, LIQUIDITY AND CASH FLOWS.

A substantial portion of our revenues have been derived from a few large of customers. During the period from January 28, 2003 (date of inception) to December 31, 2003, sales to those large customers accounting for 10% or more of our sales aggregated approximately 53.9% of our sales. Moreover, approximately 85.5% of our sales were attributable to our top six customers, of which Shanghai Wumao Material Trade Co., Ltd, Shanghai Yunlin Chemical Industry Co., Ltd. and Shanghai Yiyun Logistics Co., Ltd. were accounted for 40.1%, 10.7%, and 9.5% of our total sales, respectively. The loss of any of those customers, or their inability to pay, could materially reduce our revenues, liquidity and cash flows.

ALL OUR RENTAL REVENUES COME FROM OUR ONLY PROPERTY IN SHANGHAI, CHINA. THEREFORE, A GENERAL ECONOMIC DOWNTURN IN SHANGHAI, CHINA, COULD IMPAIR OUR FINANCIAL CONDITION AND MATERIALLY HARM OUR BUSINESS.

All our rental revenues have been derived from our only property in Shanghai, China. We may not be able to generate adequate revenues if local business conditions in Shanghai change adversely. These changes may include business downsizing, industry slowdowns, local oversupply or reduction in demand for commercial spaces, and changes in local governmental policies. Owning only one property exposes us to greater economic risks than if we own more properties in several geographic regions. Any adverse changes in business conditions in Shanghai, China, could adversely impact our financial condition, results of operations and cash flows.

WE MAY NEED ADDITIONAL FUNDING TO EXPAND OUR BUSINESS, AND IF WE ARE UNABLE TO OBTAIN SUCH FUNDING, OUR OPERATIONS COULD BE SEVERELY LIMITED.

As of the date of this prospectus, we have no plan for major capital expenditures, and we have no capital commitments. Subject to capital availability and market conditions, in the future we may selectively acquire one or more commercial real properties in China to expand our business. In May 2003, we entered into an agreement with Shanghai Puzhiwei Investment Co., Ltd. to form a joint venture to develop a commercial property with approximately 724,430 square feet in the City of Wuhan, China. The total estimated costs of this project are approximately $21.7 million. The joint venture will be responsible for obtaining its own financing and operations.
We have made no capital commitment on this project. There can be no assurance that, as a 30% of its equity interest owner, we will be not required to provide additional funding on ratably basis in order to complete this project. We currently do not have any arrangements for financing. There can be no assurance that we will be able to find such financing in amounts or on terms acceptable to us, if required. If we are unable to obtain such financing, we may be forced to delay, scale back or eliminate portions of our business efforts, and our ability to grow may be jeopardized and our operations could be severely limited.

WE DEPEND ON THE CONTINUED SERVICES OF OUR EXECUTIVE OFFICERS AND THE LOSS OF A KEY EXECUTIVE COULD SEVERELY IMPACT OUR OPERATIONS.

Given the early stage of development of our business, our future success depends to a large extent on the continued services of our executive officers, particularly, Hongwei Hong, our Chief Executive Officer and Yizhong Wu, our Chief Financial Officer. There are no persons making significant contribution to the business other than our executive officers. While we have entered into a two-year employment agreement with each of Hongwei Zhang and Yizhong Wu through December, 2005, the loss of any of their services could have a material adverse effect on our business, financial condition and results of operations. We have no key-man life insurance for any of our executive officers.

MANY OF OUR COMPETITORS ARE SIGNIFICANTLY LARGER THAN WE ARE, AND THEY HAVE GREATER FINANCIAL RESOURCES AND HAVE MORE EXPERIENCED MANAGERS THAN WE DO.

We are a small company which owns only one property and have virtually no market share. The property rental and wholesaling of auto parts business in Shanghai, China, where we operate, is highly competitive. We compete with numerous entities, many of them are significantly larger than we are, and have greater financial resources and have more experienced managers than we do.

In addition, we compete with many commercial properties for tenants based on rental rates, attractiveness and location of properties. Our property is located in a developed and highly populated area, and there are competing properties within our target area. Although no one of our competitors currently dominate or significantly influence the market, they could adversely us by interfering with our ability to attract and retain tenants, and increasing vacancies, which lowers market rental rates and limits our ability to negotiate favorable rental rates.

OUR OFFICERS AND DIRECTORS ARE SUBJECT TO CONFLICTS OF INTEREST, AND THERE IS A RISK THAT THEY MAY PLACE THEIR INTERESTS AHEAD OF YOURS.

We will be subject to conflicts of interest arising out of our relationship with our affiliates, including the following:

     (i) Some of our officers and directors, including Hongwei Zhang, our Chief Executive Officer and Yizhong Wu, our Chief Financial Officer, currently also serve as officers and directors of Shanghai Oriental Parts City Co, Ltd., ("Shanghai Oriental") and Mr. Zhang is the majority owner of Shanghai Oriental. These officers and directors may have conflicts of interest in allocating time, services, and functions between us and Shanghai Oriental in which any of them are or may become involved.

     (ii) A conflict could arise because Hongwei Zhang, our CEO and President, has significant shareholding in Shanghai Oriental and, to the extent that Shanghai Oriental may participate in ventures in which we may participate, Mr. Zhang may have a conflict of interest in negotiating and concluding terms relating to the extent of such participation.

We have adopted a "Code of Business Conduct and Ethics," among other things, to reduce potential conflicts of interest. Conflicts of interest must, to the extent possible, be avoided, and any material transaction or relationship involving a potential conflict of interest must be reviewed and approved in advance by majority of the board of directors, or, if required by law, a majority of disinterested stockholders. No personal loans will be made to executive officers and directors.

All our transactions with affiliates have been made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of board members approve all transactions between us and our officers, directors, principal stockholders and their affiliates. Such transactions will continue to be on terms no less favorable to us than we could obtain from unaffiliated third parties.

OUR EXECUTIVE OFFICERS AND DIRECTORS CONTROL A SUBSTANTIAL PORTION OF OUR COMMON STOCK, INVESTORS WILL HAVE LITTLE CONTROL OVER OUR MANAGEMENT OR OTHER MATTERS REQUIRING SHAREHOLDER APPROVAL.

As of the date of this prospectus, our officers and directors, in aggregate, beneficially owned approximately 90.0% of our outstanding common stock, giving them the ability to control all matters submitted to our stockholders for approval and to control our management and affairs, including the election of our directors; the acquisition or disposition of our assets, the future issuance of our shares and approval of other significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

               Risks Related to Doing Business in China

POLITICAL AND ECONOMIC POLICIES IN CHINA COULD AFFECT OUR BUSINESS IN UNPREDICTABLE WAYS.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant degree, to economic and political developments in China. The economy of China differs from the economies of most developed countries in many respects, including:

     *  the extent of government involvement;

     *  level of development;

     *  allocation of resources

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, a substantial portion of productive assets in China is still owned by the Chinese government, and the Chinese government continues to play a significant role in regulating China's economic development, setting monetary policy and providing preferential treatment to particular industries or companies. Political and economic policies in China could affect our business in unpredictable ways. Our operating results and financial condition could be materially and adversely affected by changes in governmental policies, such as government control over capital expenditures, changes in government monetary policy, or changes in planning and zoning policy. Accordingly, we may experience delays or other problems in the issuance of the necessary permits or licenses to complete our projects, if any.

GOVERNMENT CONTROL OF CURRENCY CONVERSION MAY AFFECT OUR ABILITY TO PAY DIVIDENDS DECLARED, IF ANY, IN FOREIGN CURRENCIES.

We receive substantially all of our revenues in Renminbi ("RMB"), the Chinese currency, which currently is not a freely convertible currency. A portion of our revenues may have to be converted into US dollars to make payment of dividends declared, if any, in respect of our common shares. Under China's existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange of China by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies if foreign currencies become scarce in China. We may not be able to pay dividends in foreign currencies to our shareholders, if the Chinese government restricts access to foreign currencies for current account transactions.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE CHINESE CURRENCY AND THE UNITED STATES DOLLAR MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

The functional currency of our operations in China is "Renminbi." Results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price.


             Risks Related to Investment in Our Securities

THERE IS NO AND THERE MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK SHARES, WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES.

There is presently no public market for our common stock and there is no assurance that a public market will develop. We intend to seek a market maker to apply for listing of our common stock on the OTC Bulletin Board after our registration statement on Form SB-2 is declared effective. However, there can be no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will develop or, if developed, will be sustained. If no market is ever developed for our shares, it will be very difficult, if not possible, for shareholders to sell their shares.

OUR COMMON STOCK MAY BE DEEMED TO BE PENNY STOCK, WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

Our common stock may be deemed to be penny stock as that term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transaction in penny stocks are suitable for the investor and that the investor has significant knowledge and experience to be reasonably capable of evaluating the risks of penny stock transactions;
(iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from such investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objects. Compliance with these requirements may make it more difficult for investors in our common stock to resell the shares to third parties or to otherwise dispose of them.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus, including those described under the sections entitled "Risk Factors", "Business" and "Management Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward looking statements". These statements can be identified by forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "should", "plan", "intend", or other variations thereon or similar words are not historical facts but are statements of future expectations and other forward-looking statements that are based on our current views, assumptions and on information currently available to us, and involve known and unknown risks that may differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to various factors beyond our control. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.


                           USE OF PROCEEDS

The selling security holders are selling shares of common stock covered by this prospectus for their own accounts. We will not receive any proceeds from the sale of the securities being registered pursuant to this prospectus.


                   DETERMINATION OF OFFERING PRICE

The selling security holders will sell their shares at a price of $0.15 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. There is no established public market for our shares. As a result, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value. No investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.


                              DILUTION

The shares offered for sale by the selling security holders are already outstanding and, therefore, do not contribute to dilution.


                       SELLING SECURITY HOLDERS

The following table sets forth information concerning the selling security holders including:

   o   the number of shares owned by each shareholder prior to this offering;

   o    the total number of shares that are to be offered for each shareholder;
        and

   o the total number of shares and the percentage of stock that will be owned by each shareholder upon completion of the offering.

All costs, expenses and fees in connection with the registration of the selling stockholders' shares will be borne by us. All brokerage commissions, if any attributable to the sale of shares by selling stockholders will be borne by such holders.

The offered shares of common stock may be offered from time to time by each of the selling security holders named below. However, the selling security holders are under no obligation to sell all or any portion of the shares of common stock offered, neither are the selling security holders obligated to sell such shares of common stock immediately under this prospectus, and therefore, no accurate forecast can be made as to the number of securities that will be held by the shareholders upon completion of this offering. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling security holders. None of the selling security holders are broker-dealers or affiliates of broker-dealers.

None of the selling security holders has held any position or office with us, except as specified in the following table. Other than the relationships described below, none of the selling security holders had or have any material relationship with us.

                                Shares Owned Prior      Shares Owned After
                   No. of        to the Offering           the Offering
Selling            Shares   ------------------------   ----------------------
Stockholders       Offered	 Number     Percentage     Number    Percentage
----------------------------------------------------------------------------
Yizhong Wu (1)    1,080,000    2,160,000      6.0%       1,080,000    3.0%
Hongyi Zhang(2)   1,080,000    2,160,000      6.0%       1,080,000    3.0%
Shuliang Lin (3)  1,074,650    2,149,300      6.0%       1,074,650    3.0%
Fumei Sun           720,000      720,000      2.0%           -         -
Congfen Shui        720,000      720,000      2.0%           -         -
Yingfen Dong         20,000       20,000        *            -         -
Zezhao Li (4)       380,000      380,000      1.1%           -         -
Xiannan Wang        360,000      360,000      1.0%           -         -
Tian Qing Dai       501,940      501,940      1.4%           -         -
Shaoli Li           200,000      200,000        *            -         -
Aiyi Wang           293,330      293,330        *            -         -
Hong Ding (5)       100,000      100,000        *            -         -
Jie Luo             393,330      393,330        *            -         -
Hong Bai (6)        360,000      360,000      1.0%           -         -
Zuohong Zhou        271,400      271,400        *            -         -
Renwei Ye               200          200        *            -         -
Yi Zhe                  150          150        *            -         -
Hui Xie                 150          150        *            -         -
Zhankui Ji              150          150        *            -         -




Hongjuan Zhang          150          150        *            -         -
Jianqiu Gong            150          150        *            -         -
Weiming Wang            150          150        *            -         -
Qun Zhao                150          150        *            -         -
Kuiyuan Li              150          150        *            -         -
Xingyuan Wang           150          150        *            -         -
Chunhua Xiao            150          150        *            -         -
Rongmin Wang            150          150        *            -         -
Jianying Shi            150          150        *            -         -
Zhizhong Han            100          100        *            -         -
Wenhui Lu               100          100        *            -         -
Huifang Xiang           100          100        *            -         -
Jianying Wu             100          100        *            -         -
Keqin Wang              100          100        *            -         -
Jiqi Zhu                100          100        *            -         -
Mianjiao Hong           100          100        *            -         -
Junyong Qian            100          100        *            -         -
Meng Nian               100          100        *            -         -
Hao Chan                100          100        *            -         -
Zhijian Yang            100          100        *            -         -
Zhijian Yang            100          100        *            -         -
Jinggen Hu              100          100        *            -         -
Xiulin Tang             100          100        *            -         -
Yanping Gu              100          100        *            -         -
Lihua Gu                100          100        *            -         -
Meizhen Wang            100          100        *            -         -
Liqin Ge                100          100        *            -         -
Yaofang Liu	            100          100        *            -         -
Xiaojun Tong            100          100        *            -         -
Weibin Hu               100          100        *            -         -
Chunfu Gu               100          100        *            -         -
Jianzhong Wang          100          100        *            -         -
Fengfa Yan              100          100        *            -         -
Na Tong                 100          100        *            -         -
Lijun Gu                100          100        *            -         -
Ming Tong               100          100        *            -         -
Yu Tong                 100          100        *            -         -
Feng Yu                 100          100        *            -         -
Wenyu Zhang             100          100        *            -         -
Lizhen Qian             100          100        *            -         -
Xiaoyan Yan             100          100        *            -         -
Yixin Wang              100          100        *            -         -
Huiping Xu              100          100        *            -         -
Zhufeng Tong            100          100        *            -         -
Huiyi Zhang             100          100        *            -         -
Jie Tong                100          100        *            -         -




Chunfang Chen           100          100        *            -         -
Xiaohong Dai            100          100        *            -         -
Ying Tong               100          100        *            -         -
Shanying Chen           100          100        *            -         -
Xidi Tong               100          100        *            -         -
Haifeng Gu              100          100        *            -         -
Bin Gu                  100          100        *            -         -
Feng Zhou               100          100        *            -         -
Jianping Gu             100          100        *            -         -
Chunhua Gu              100          100        *            -         -
Yonghua Tang            100          100        *            -         -
Hongxiang Tong          100          100        *            -         -
Yongmin Yan             100          100        *            -         -
Yongxiang Yan           100          100        *            -         -
Jianyong Tong           100          100        *            -         -
Jingkui Yan             100          100        *            -         -
Jinyuan Yan             100          100        *            -         -
Xinggen Gu              100          100        *            -         -
Yaofang Xu              100          100        *            -         -
Huifeng Sheng           100          100        *            -         -
Haili Zhang             100          100        *            -         -
Shanmei Zhang           100          100        *            -         -
Xiuying Sheng           100          100        *            -         -
Xuefeng Zhang           100          100        *            -         -
Zhigang Huang           100          100        *            -         -
Qing Lu                 100          100        *            -         -
Yunlong Lu              100          100        *            -         -
Chijun Huang            100          100        *            -         -
Jie Chen                100          100        *            -         -
Siming Yang             100          100        *            -         -
Zhilong Huang           100          100        *            -         -
Renfa Lu                100          100        *            -         -
Jianguang Liu           100          100        *            -         -
Jianming Liu            100          100        *            -         -
Jinlin Huang            100          100        *            -         -
Minghua Xu              100          100        *            -         -
Gengfa Lu               100          100        *            -         -
Yuyong Huang            100          100        *            -         -
Jinfu Yan               100          100        *            -         -
Deqiang Tong            100          100        *            -         -
Shoutao Wang            100          100        *            -         -
Hongshu Zeng            100          100        *            -         -
Bin Yu                  100          100        *            -         -
Yi Ying                 100          100        *            -         -
Gengyong Tang           100          100        *            -         -
Qionghua Tao            100          100        *            -         -




Ming Tang               100          100        *            -         -
Deyi Weng               100          100        *            -         -
Jun Zhang               100          100        *            -         -
Weisheng Bao            100          100        *            -         -
--------------------------------------------------------------------------
 Total            7,565,350   10,800,000     30.0%    3,234,650      9.0%


Notes:

 *   Less than one percent of our outstanding shares of common stock.

(1)  Yizhong Wu is our vice president, chief financial officer and a director.
(2)  Hongyi Zhang is our vice president and a director.
(3)  Shulian Lin is a member of our board of directors.
(4)  Zezhao Li is a member of our board of directors.
(5) Hong Ding was the controlling shareholder of our predecessor, Brook Industries Corp.
(6)  Hong Bai is our vice president and secretary.

We are not aware of any agreements or arrangements among the selling security holders listed above. To our knowledge, there are no coordinated investment efforts among the selling security holders, and they are not acting as a "group" as that term is used in Instruction 7 to Item 403 of Regulation S-B.


                         PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders must sell their shares at $0.15 per share until our shares are quoted on the OTC Bulletin Board. Thereafter, selling security holders who are not affiliates may sell their shares at then-prevailing market prices or privately negotiated prices. Selling security holders who are affiliates are "underwriters" within the meaning of the Securities Act of 1933 and must sell their shares at $0.15 per share for the duration of this offering.

The selling security holders do not intend to engage in short selling or other hedging activities. The shares will not be sold in an underwritten public offering. In addition, the selling security holders may from time to time offer their shares for sale through underwriters, dealers, or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of the shares for whom they may act as agents. The shares sold by the selling security holders may be sold from time to time in one or more transactions:

     o purchased by a broker or dealer as principal and resale by such broker or dealer for its account;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o    privately negotiated transactions.

If the selling security holders enter into an agreement, after the effectiveness of this registration statement, to sell their shares through a broker-dealer that acts as an underwriter, then we will file a post-effective amendment to the registration statement identifying the underwriter, and thereby providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement.

Any underwriters, dealers, or agents who participate in the distribution of the securities may be deemed to be "underwriters" under the Securities Act and any discounts, commissions, or concessions received by any such underwriters, dealers, or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of us. For instance, an illegal distribution may occur if any of the selling security holders were to provide us with cash proceeds from their sales of the securities. If any of the selling security holders are determined to be underwriters, they may be liable for securities law violations in connection with any material misrepresentations or omissions made in this prospectus.

The shares of common stock offered by the selling security holders have not been registered for sale under the securities laws of any state as of the date of this prospectus and selling security holders may not sell their shares until those shares are qualified or registered under various state Blue Sky laws, or unless an exemption from such qualification or registration is available. Selling security holders and brokers or dealers effecting transactions in the shares of our common stock should confirm the registration thereof under the securities laws of the states in which transactions occur or the existence of any exemption from registration.

Pursuant to Regulation M of the General Rules and Regulations of the Securities and Exchange Commission, any person engaged in a distribution of securities, including on behalf of a selling security holder, may not simultaneously bid for, purchase or attempt to induce any person to bid for, or purchase securities of the same class for a period of five business days prior to the commencement of such distribution and continuing until the selling security holder (or other person engaged in the distribution) is no longer a participant in the distribution.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering by this registration statement, they are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. Selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.


                        LEGAL PROCEEDINGS

There are no legal actions pending against us nor are any legal actions contemplated by us.


          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers are elected annually by our board of directors. A majority vote of the directors who are in office is required to fill vacancies on the board. Each director shall be elected for the term of one year and until his successor is elected and qualified, or until his earlier resignation or removal. The directors named above will serve until the next annual shareholders' meeting or until a successor is elected and has accepted the position.

None of our directors hold directorships in any Securities and Exchange Commission reporting companies. Our directors and executive officers are as follows:

     Names      Age              Positions Held
-------------- ------ --------------------------------------------------
Hongwei Zhang    39    CEO, President and Chairman of the Board
Yizhong Wu       47    Vice President, CFO, and Vice Chairman of the Board
Hongyi Zhang     54    Vice President and Vice Chairman of the Board
Hong Bai         43    Vice President and Secretary
Shuliang Lin     55    Director
Zhezhao Li       52    Director
Zhouren Lou      38    Director

Set forth below are the names of our directors and officers, all positions and offices with us held, the period during which they have served as such, and the business experience during at least the last five years:

HONGWEI ZHANG has been our Chief Executive Officer, President, and Chairman of the Board of Directors of Oriental since its inception in January 2003. From 1997 to present, Mr. Zhang also serves as Chief Executive Officer and Chairman of Shanghai Oriental Automotive Parts City Co., Ltd., a commercial property developer in Shanghai, China. From 1994 to 1997, he was a manager at Shanghai Puwei Commercial Goods & Materials Trading Center Co., Ltd., a wholesaler of lumber, fuel and auto parts in Shanghai. In 1985, Mr. Zhang graduated with a BA degree in business from Hongzhou Business School in Hangzhou, China and received his MBA degree in Zhejiang University in 1999.

YIZHONG WU has been our Vice President and Vice Chairman of the Board since our inception in January 2003. From 1997 to present, Mr. Wu also serves as Vice President and Vice Chairman of Shanghai Oriental Automotive Parts City Co., Ltd., a commercial property developer in Shanghai, China. From 1993 to 1997, he was Deputy General Manager at Shanghai Commercial Material Trading Ltd., a wholesaler of chemical raw materials and steel articles in Shanghai. Prior to that, he was, from 1981 to 1993, employed at Shanghai Bureau of Industrial and Commercial Materials, a municipal governmental agency in Shanghai, China, in various positions, most lately as a division director.
Mr. Wu received his BA degree at Shanghai University in 1997.

HONGYI ZHANG has been our Vice President and Vice Chairman since January 2003. From 2000 to present, Mr. Zhang also serves Vice President and Vice Chairman of Shanghai Oriental Automotive Parts City Co., Ltd., a commercial property developer in Shanghai, China. From 1986 to 1999, he was director of Housing Construction Office, Zabei District, Shanghai, a government agency in Shanghai, China. From 1999 to 2000, Mr. Zhang served as General Manager of Shanghai Zabei District Housing Construction Co., Ltd., a real estate developer in Shanghai, China.

SHULIANG LIN has been our Board member since January 2003. From 1999 to present, Mr. Lin serves as Chief Executive Officer and President of Shanghai Gaodong Industrials Co., Ltd., an industrial material trading company. Prior to that, from 1970 to 1990, he was President of Shanghai Gaodong Lacquer Co., Ltd., a lacquer maker in Shanghai, China.

HONG BAI has been our Vice President and Secretary since January 2003. From 1999 to 2002, Mr. Bai held various positions at Haitong Securities Co., Ltd., a brokerage firm in Shanghai, China, most lately as a branch manager. Mr. Bai received his BS degree from Nanjing University of Technologies in 1982, and MA degree in economics from Fudan University in Shanghai, China, in 1998.

ZHEZHAO LI has been our Board member since January 2003. From 1994 to present, Mr. Li serves as Chief Executive Officer, President, and Chairman of Shanghai Daihua Asset Valuers Co. Ltd., an appraisal firm in Shanghai, and President of Shanghai Daihua Investment Consulting Co., Ltd., an investment consulting firm in Shanghai. From 1993 to 1998, he was a professor and director of Modern Enterprises Institute at Shanghai Finance & Economics University. Mr. Li graduated with a BA degree from Shanghai Finance & Economics University in 1983, and received his MBA degree in finance at Webster University, St. Louis, MO, in 1998.

ZHOUREN LOU has been our Board member since April 2003. Since 2003, Mr. Lou serves General Manager of Shanghai Puzhiwei Investment Co., Ltd., a project investment company in Shanghai, China and President of Shanghai Dongfeng Auto Parts City Co., Ltd., a wholesaler of auto parts in Shanghai. From 2001 to 2003, he was General Manager of Dongfeng Automobile Sales Co., Ltd., an automobile dealer in China. From 1999 to 2001, Mr. Lou served as Deputy Marketing Director of Dongfeng Automobile Group Co., Ltd., an automobile manufacturer in China. From 1998 to 1999, Mr. Lou was Deputy Director of Dongfeng Institute for Engineering Development, a division of Dongfeng Automobile Group Co., Ltd. Mr. Lou received his BS degree in Qinhua University in Beijing, China, and has studied in China-Europe International Master of Business Administration Program.

Significant Employees

There are no significant employees. There is no person making significant contribution to the business other than executive officers.

Family Relationships

There are no family relationship among our executive officers and directors.

Involvement in Certain Legal Proceedings

None of our officers, directors, or persons nominated for such position, significant employees, or promoters have been involved in legal proceedings that would be material to an evaluation of their ability or integrity, including:

   o    involvement in any bankruptcy;

   o    conviction in a criminal proceeding;

   o    being the subject of a pending criminal proceeding;

   o being the subject of any order or judgment, decree permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities; and

   o being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Board Committees

We have only one Board Committee, Audit Committee. The Audit Committee is composed of Messrs. Yizhong Wu, Zezhao Li and Zhouren Lou. Mr. Li graduated with his MBA in finance from Webster University, St. Louis, MO, and the board has determined that he is a financial expert serving on our audit committee. Mr. Li has been determined to be independent under the Exchange Act.

Director Compensation

Our directors receive no compensation of any kind for serving on the board or attending the board meetings.


      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table sets forth the security ownership of all of our directors and officers as of April 25, 2004, for (i) each current director and each nominee for director (ii) each of our executive officers, and (iii) all our officers and directors as a group.

     Title        Name and Address       Number of Shares     Percentage
   of Class     of Beneficial Owner     Beneficially Owned    of the Class
-------------- ---------------------  ---------------------  --------------
Common Stock       Hongwei Zhang           25,200,000            70.0%

Common Stock       Yizhong Wu               2,160,000             6.0%

Common Stock       Hongyi Zhang             2,160,000             6.0%

Common Stock       Shuliang Lin             2,149,300             6.0%

Common Stock       Hong Bai                   360,000             1.0%

Common Stock       Zezhao Li                  380,000             1.1%

Common Stock       Zhuren Lou                       0               0

Common Stock      All Directors and        32,409,300            90.0%
               Executive Officers as a
                group (7 persons)
-------------------------------------------------------------------------
Note: The address of above persons is 1926 Cao An Road, Shanghai, 201824, China, except that the address of Mr. Zezhao Li is 98 Lu He Road, Shanghai, 200001, China.

All persons named have sole voting and investment power with respect to such shares, except as otherwise noted. As of the date of this prospectus, no options, warrants or rights to acquire shares have been granted. None of the officers and/or directors has any right to acquire additional our shares.

Security Ownership of Certain Beneficial Owners

Other than management as mentioned above, there are no persons who are known to us to be beneficial owners of more than 5% of our outstanding common shares.

Changes in Control

There are no arrangements that management is aware of that may result in changes in control as that term is defined by the provisions of Item 403(c) of Regulation S-B.


                      DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.1 per share, of which 36,000,000 shares have been issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.1 per share, of which none have been designated or issued.

Common Stock

All of our authorized voting common shares are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the board of directors. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available thereform. In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. Our board of directors may from time to time declare and authorize payment of dividends, as it may deem advisable. All dividends on shares shall be declared and paid according to the number of shares held. No dividends have been declared since incorporation.

Preferred Stock

The board of directors of Oriental is authorized, without further action by the holders of the outstanding common stock, to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable laws of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Oriental without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. At present the board of directors of Oriental does not intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plan to issue any preferred stock.

Rule 144 Shares

As of the date of this prospectus, we have 36,000,000 shares of common stock issued and outstanding. All of these shares are "restricted securities" under Rule 144 of the Securities Act of 1933. Restricted shares may be sold only if they are registered under the Securities Act of 1933 or if an exemption from the registration requirements of the Securities Act is available.

In general, under Rule 144 as currently in effect, a person who has beneficially owned for at least one year shares privately acquired, directly or indirectly, from us or from our affiliates, and persons who are our affiliates who hold shares (whether or not they are registered) will be entitled to sell within any three month period a number of shares that does not exceed the greater of:
(i) 1% of the number of shares of the common stock outstanding which, in our case, will equal 360,000 shares as of the date of this prospectus; or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about us. Pursuant to Rule 144(k) a person, who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

The SEC states that Rule 144 is not available for resale transactions for securities issued by a blank check company. These securities can only be resold through a registered offering. Accordingly, the 100,000 shares of our common shares owned by Hong Ding will not be able to rely on the provisions of Rule 144. She will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of her shares, which are included under this registration statement.

Options, Warrants and Convertible Securities

We have not granted any stock options or warrants to purchase shares of our common stock, and we have not issued and do not have any securities outstanding that may be converted into our common shares or have any rights convertible or exchangeable into shares of our common stock.

Dividend Policy

There are no restrictions in our article of incorporation or bylaws that prevent us from declaring dividends. The Delaware Revised Status, however, do prohibit us from declaring dividends, after giving effect to the distribution of the dividend:

    (i) We would not be able to pay our debts as they become due in the usual course of business; or

    (ii) Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have never declared or paid any cash dividends on our common stock. The declaration of dividends is within the discretion of the board of directors and will depend upon our earnings, capital requirements, financial conditions, and other relevant factors.


                 INTEREST OF NAMED EXPERTS AND COUNSEL

The audited financial statements of Oriental included in this prospectus as of December 31, 2003 have been audited by Demetrius & Co., LLC, independent certified public accountants, to the extent and for the period set forth in their report thereon and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The validity of the issuance of the common shares offered hereby has been passed upon for us by John Z. Huang, Attorney at Law, 20 N. Clark Street, Suite 1700, Chicago, IL 60602.

No expert or counsel named in this registration statement as having prepared or certified any part of this statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or will receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.


         DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                       SECURITIES LIABILITIES

Our Certificate of Incorporation permits us to indemnify each person who is or was our director or officer to the fullest extent permitted by Delaware corporation law and any current or future legislation or judicial or administrative decision, against all fines, liabilities, costs and expenses, including attorney's fees, arising from claims against such persons in connection with their acting as our director or officer. We may maintain director and officer liability insurance, at our expense, to mitigate such exposure.

Costs, legal fees, and expenses (including attorney's fees) incurred by an indemnified party may be advanced by us prior to a final disposition thereof upon receipt of an undertaking from the indemnified party to repay such amounts advanced if it is ultimately determined that such person is not entitled to such indemnification from us.

If this indemnification or any portion of it is invalidated on any grounds by a court of competent jurisdiction, we nevertheless shall indemnify each such person to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be afforded to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                  ORGANIZATION WITH LAST FIVE YEARS

We were incorporated in the State of Delaware on August 30, 2002 under the name of Brook Industries Corp ("Brook"). Brook was formed as a "blank check" company to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. Prior to April 8, 2003, other than filing of a registration statement on Form 10-SB and periodic reports pursuant to Exchange Act of 1934 with the Securities and Exchange Commission, Brook virtually conducted no businesses until April 8, 2003 (the "Acquisition Date") when Brook issued 35,900,000 shares of its common stock to acquire all the capital stock of Oriental Automotive Parts Development Co., Ltd., a private operating company organized in Shanghai, China ("OAPD").

Since the former shareholders of OAPD own a majority of the issued and outstanding shares of our common stock after the Acquisition Date, this transaction was accounted for as a recapitalization of OAPD, whereby OAPD is deemed to be the accounting acquirer. That is, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of the public corporation, accompanied by recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible assets are recorded.

The assets and liabilities of Brook were deemed to have been acquired by OAPD on the Acquisition Date. All financial information included in this prospectus that is as of a time prior to the Acquisition Date is the financial information of OAPD on a stand alone basis. Brook had no assets or liabilities at the Acquisition Date, and therefore, there were no assets and liabilities that, for accounting purposes, were deemed to have been acquired by OAPD from Brook. Following the acquisition, our name was changed to "Oriental Automotive Parts Development (China) Co., Ltd.", and the total number of our authorized capital shares was increased to 100,000,000 shares, consisting of 80,000,000 shares of common stock, par value of $0.1, and 20,000,000 shares of preferred stock, par value of $0.1.

OAPD was incorporated on January 28, 2003 under the laws of the People's Republic of China. In 1997, the principal shareholders of OAPD formed a company named "Shanghai Oriental Automotive Parts City Co., Limited" ("Shanghai Oriental") to engage in the business of ownership, development, leasing and management of real commercial properties in Shanghai, China. In January 2003, Shanghai Oriental was reorganized for the purpose of improving its capital structure and allowing its shareholders more flexibility to raise funds. As a result, a group of Shanghai Oriental's shareholders, led by Hongwei Zhang, our Chief Executive Officer and the controlling shareholder, acquired a portion of Shanghai Oriental's assets, properties and businesses from the original shareholders of Shanghai Oriental, valued at approximately $4.35 million. The operating assets acquired from Shanghai Oriental, primarily consisting of a rental property with approximately 61,700 square feet of spaces from the first to the third floor in a five-story commercial building located on 1926 Cao An Road, Shanghai, China, were represented approximately 13.1% of the total operating assets of Shanghai Oriental. The assets and business we acquired from Shanghai Oriental were not key operating assets and business of Shanghai Oriental. This reorganization was accounted for on purchase method basis. As a result, a new company, OAPD, was established on those acquired assets, property and business. Shanghai Oriental has no basis of control of Oriental.

Some of our executive officers and directors, including Hongwei Zhang, our Chief Executive Officer and the controlling shareholder, are also served as executive officers and directors of Shanghai Oriental. Our shareholders who hold more than 5% of our common stock are also shareholders of Shanghai Oriental. When we acquired certain portion of the assets and business from Shanghai Oriental, Shanghai Oriental agreed that it will no longer participate in any business opportunities in the development and leasing of commercial real properties, and it will no longer participate in any business opportunities in the sales of auto parts. All the business opportunities available will be taken by OAPD, i.e. Oriental.


                       DESCRIPTION OF BUSINESS

General

We operate in two segments: commercial real property leasing and wholesaling of auto parts. For the period from January 28, 2003 (date of inception) to December 31, 2003, we had gross profit of $1,474,436, of which approximately 76.8% was derived from rental income, and approximately 14.9% was derived from sales of auto parts.

We have no web site that is used for commercial purposes, and there is no current plan to set up such a web site.

Property Leasing Operations

We are primarily in the business of owning, developing, and managing commercial real properties, which are leased to automobile dealers, specialty wholesalers or retailers of automotive parts under long-term leases. We currently own only one real property, which contains approximately 61,700 net rentable square feet of spaces from the first to the third floor in a five-story commercial building located near transportation corridors in the northwestern suburbs of Shanghai, China.

We currently have only three tenants, who have leased approximately all of our rentable spaces. The commercial spaces of the first floor of the building, approximately 15,672 square feet, are leased to Shanghai Donghuan Auto Parts Co., Ltd., an automotive parts wholesaler, for annual rental income of approximately $449,825. The spaces from the second to the third floor of the building, approximately 42,375 square feet, are leased to Shanghai Yiyuan Logistics Ltd., an automotive parts distributor, for annual rental income of approximately $521,231. The exterior spaces of the walls on the building, approximately 3,660 square feet, were leased to Shanghai Yiyang Auto Consulting Services Co., Ltd. for outdoor advertising purpose for annual rental income of approximately $108,695. Shanghai Yiyang Auto Consulting Services Co., Ltd. is a business service corporation specializing in advertising for automobile related products.

The purpose of our ownership in a real commercial property is primarily for income, not for capital gains. Our property is leased under net leases, by which tenants are required to pay all expenses relating to the leased property and therefore, we are not responsible for payment of expenses, such as maintenance, utilities, taxes and insurance with such property. Rental payments are paid quarterly.

Except for the exterior spaces of the building, the real property we lease is used by our tenants as a trade mart. A trade mart is a facility that allows wholesalers, principally manufacturers and their sales agents and retailers to offer their products to a broad range of customers at a single location.
In recent years trade marts become more and more popular in China that when a person has a specific kind of products in mind to purchase, most often he or she will shop at a trade mart that is specially designed for such specific kind of category of products. A trade mart not only offers wholesalers and retailers permanent showrooms for year round exhibition of their products, but also provides buyers an opportunity to view, compare, and complete their shopping in a single place rather than having to travel to a number of different shopping places (one stop shopping).

A trade mart is generally located in a place that offers convenient transportation and adequate infrastructure to support a large number of attendees. The success of a particular trade mart depends upon its ability to attract tenants of a broad range of the products in the same category, which in turn attracts a large number of buyers. Similarly, a tenant of merchandise seeks the opportunity to sell its products to the broadest number of buyers.

Our property is leased to corporate tenants. From time to time, they may need certain commercial services, such as commercial registration, storage services, marketing and advertising, logistic support, auto parts testing, accounting, and governmental incentive tax return assistance. We usually assist them to locate appropriate agencies to provide them with such services they need, for which we receive no fees.

As a sideline, we also offer property management consulting service to auto parts related business entities. The amount of the fees we received from such consulting has been and will continue to be very small and insignificant.

For the period from January 28, 2003 (date of inception) to December 31, 2003, our revenue from consulting was $123,254, or approximately 2.2%, of our total revenues. Management does not consider it as a segment.

Recent Development

In February 2003, we entered into an agreement with Shanghai Minzhu Logistics Co., Ltd. ("Shanghai Minzhu") to jointly develop a commercial real property on 35 Dingbian Road, Shanghai, China. The land, valued at RMB1.46 million, or approximately $176,435, is owned by Shanghai Minzhu, who lacks capital to develop and make improvements. We provide RMB 4.5 million, or approximately $543,695, of funding and Shanghai Minzhu contributed the land, personnel and other resources, to develop the property. Shanghai Minzhu operates the project, which is expected to be completed in August 2004. After the completion, the property will be either sold to or rent to auto parts related business entities. While we are entitled to receive 70% of after-tax profit, we hold no equity interest in the property. We have no ability to exercise significant influence over operating and financial policies of the project. The project was accounted for on the equity basis.

In May 2003, we entered into an agreement with Shanghai Puzhiwei Investment Co., Ltd. ("Shanghai Puzhiwei"), a project investment company in Shanghai, China, to form a joint venture, Wuhan Oriental Auto Parts City Co., Ltd., to develop a commercial real property located in Wuhan Economic and Technology Development Zone in the City of Wuhan, a large city in Central China with population of more than seven million. The project calls for the construction of a commercial building with aggregate spaces of approximately 724,430 square feet. The total project costs are estimated at approximately $21.7 million. After its completion, a substantial portion of the commercial spaces are expected to lease to third party auto parts related business entities.

We provided RMB 6 million, or $724,927, to the joint venture in exchange for 30% of its equity, and the remaining 70% is owned by Shanghai Puzhiwei. The joint venture will be responsible for its own financing and operations. We adopted the equity method of accounting for this joint venture. The project started in October 2003 and is expected to be completed by July of 2006.

Wholesaling of Auto Parts

We became involved in the business of wholesaling of auto parts in July 2003. For the period ended December 31, 2003, approximately $219,779, or 14.9% of our gross profit was derived from sale of auto parts.

The auto parts we sell include new and remanufactured automotive hard parts and maintenance items, such as alternators, water pumps, brake parts, clutches and shock absorbers, oil and lubrication products, antifreeze, and batteries, spark plugs, belts and hoses.

We are currently applying for government license to be an automobile dealer.
We have obtained government permit to sell light tricks, and our application for selling cars are still in pending. After receiving all the permits, we intend to start to sell brand new automobiles as well. As of December 31, 2003, no automobiles were sold.

Suppliers and Customers

Because we are a newcomer in business, our current sales are not stable and our sales volume is low. We have not entered any purchase or sales contracts with any of our corporate suppliers or customers. For the period ended December 31, 2003, we had eleven suppliers and seven customers. We may, in the future, negotiate long-term contracts with certain suppliers, which allows us to achieve more favorable terms and pricing. We believe that alternative sources of supply exist, at similar cost, for substantially all types of products we sell. We also believe that our relationships with suppliers and customers are satisfactory.

We select our suppliers based upon several criteria, including product availability, product quality, price, and brand recognition. We regularly review each product supplier to evaluate and compare price, quality, and service and, if appropriate, changes suppliers.

For the period ended December 31, 2003, we purchased products from eleven suppliers, of which two significant suppliers who accounted for 10% or more of our purchases were Shanghai Yuanfang Tech Development Co., Ltd. (62.3%) and Shanghai Oriental Auto Parts City., Ltd. (16.7%). For the same period, we sold our products to seven corporate customers, of which two significant customers who accounted for 10% or more of our total sales were Shanhai Wumao Material Trade Co., Ltd. (40.1%) and Shanghai Yunlin Chemical Industry Co., Ltd. (10.6%).

We have no warehouses. Our suppliers drop all the products directly to our customers, or our customers pick up the products by themselves.

Marketing and Advertising

We seek out tenants through personal contacts and introduced by our officers and directors. Our commercial property is located in a developed and highly populated area which attracts prospective tenants to our property. We have no specific marketing and advertising program for each of our two business segments, and we have no current plans to have such marketing or advertising programs. However, our tenants may have their own marketing or advertising program at their own expenses. From time to time, we may consolidate marketing and advertising activities conducted by our tenants, through which our tenants are able to benefit from economies of scale and achieve better results, and on the other hand, we are able to develop brand name recognition of our commercial property.

Business Strategy

Our business strategy is to keep our tenants and customers satisfied, and when market conditions permit and financing is available, to acquire one or more commercial rental properties in selected large cities in China.

Keep Our Tenants and Customers Satisfied. We manage our property with an emphasis on tenant satisfaction and retention. We strive to be responsive to the needs of our tenants through our professional management staff and by resolving issues relating to tenant satisfaction and day-to-day operations. In our sales of auto parts operations, we intend to negotiate long-term contracts with suppliers, which allows us to achieve more favorable terms and pricing, and pass these benefits through our customers.

Developing Brand Name Recognition to Our Rental Property. From time to time, our tenants may have their own marketing or advertising program at their own expenses, by coordinating and consolidating their marketing and advertising activities, we may develop brand name recognition to our rental property. From tenants' point of view, they may enjoy the benefits of economies of scale and achieve better results.

Competitive Prices. We lease our rental property and sell our products at competitive prices. We monitor the market pricing level closely. To assure our competitive prices in sales of auto parts, we plan to have a "price matching" policy and supplement it with reduced prices on selected products based on the volume of sales.

Product Availability. We seek to make available to our customers a broad selection of high quality products as much as we can on a timely basis in order to maximize customer satisfaction and generate loyal repeat customers.

Knowledgeable Associates. Our employees are encouraged to be professional, courteous and responsive to customers. We emphasize customer services and technical knowledge, and we want our employees to be able to provide a high level of service to those sophisticated purchasers.

External Growth. We intend, subject to capital availability and market conditions, to selectively acquire one or more income producing commercial real properties in large cities with more than 6 million of population in China.

Environmental Matters

We are subject to China's national and local environmental protection laws. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released on our property regardless of whether we were responsible for the presence of hazardous substance. The presence of hazardous substances, or the failure to properly remediate them, may have a material adversely effect on our results of operations and financial condition. Neither we nor our tenants handle hazardous materials as part of our operations. We are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with our property and operations. We believe that we are in material compliance with these laws and regulations.

From our inception to December 31, 2003, we did incur any costs in complying with environmental laws and regulations. Compliance with environmental laws and regulations is not expected to have a material effect on our results of operation and financial condition. However, no assurance can be given that China's environmental authorities will not impose more stringent regulations which could have a material adverse effect on our results of operation and financial condition.

Patents and Trademarks

We do not own any patents or trademarks.

Insurance

We carry customary insurance for our businesses. However, we do not insure net leased property where the tenants are responsible to provide appropriate amounts of insurance. We believe that the insurance coverage for our business is adequate.

Product Research and Development

To date we have not conducted any product research and development. We do not plan to conduct any product research and development activities in the next twelve months.

Employees

As of December 31, 2003, we had 22 full-time employees. We expect that there will be no significant changes in the number of employees in the coming twelve months. None of our employees are represented by trade unions. We consider our employee relation to be satisfactory.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

We operate in two business segments: commercial real property leasing and wholesaling of auto parts. Our business revenue is primarily generated from leasing of our only property located in Shanghai, China. For the period from January 28, 2003 (date of inception), to December 31, 2003, we had gross profit of $1,474,436, of which approximately 76.8% was derived from rental income, and approximately 14.9% from sales of auto parts.

While, as a sideline, we offer property management consulting service to auto parts related business entities, the amount of the fees we received from such consulting has been and will continue to be very small and insignificant. For the period from January 28, 2003 (date of inception) to December 31, 2003, our revenue from such consulting was $123,254, or 2.2%, of our total revenues. Management does not consider it as a segment.

All our revenues are currently generated in Shanghai, China. We intend to expand into other regions in China, which may reduce the overall risk of having all of our operations concentrated in one city. In May 2003, we entered into an agreement with Shanghai Puzhiwei Investment Co., Ltd. ("Shanghai Puzhiwei"), a project investment company in Shanghai, China, to form a joint venture, Wuhan Oriental Auto Parts City Co., Ltd., to develop a commercial real property located in Wuhan Economic and Technology Development Zone in the City of Wuhan, a large city in Central China with population of more than seven million. The project calls for the construction of a commercial building with aggregate spaces of approximately 724,430 square feet. The total project costs are estimated at approximately $21.7 million. After its completion, a substantial portion of the commercial spaces are expected to lease to third party auto parts related business entities.

We provided RMB 6 million, or $724,927, to the joint venture in exchange for 30% of its equity, and the remaining 70% is owned by Shanghai Puzhiwei. The joint venture will be responsible for its own financing and operations. We have no ability to exercise significant influence over operating and financial
policies of the joint venture.   We adopted the equity method of accounting
for this joint venture. The project started in October 2003 and is expected to be completed by July of 2006.

In February 2003, we entered into an agreement with Shanghai Minzhu Logistics Co., Ltd. ("Shanghai Minzhu") to jointly develop a commercial real property on 35 Dingbian Road, Shanghai, China. The land, valued at RMB1.46 million, or approximately $176,435, is owned by Shanghai Minzhu, who lacks capital to develop and make improvements. We provide RMB 4.5 million, or approximately $543,695, of funding and Shanghai Minzhu contributed the land, personnel and other resources, to develop the property. Shanghai Minzhu operates the project, which is expected to be completed in August 2004. After the completion, the property will be either sold to or rent to auto parts related business entities. While we are entitled to receive 70% of after-tax profit, we hold no equity interest in the property. We have no ability to exercise significant influence over operating and financial policies of the project. The project was accounted for on the equity basis.

In February 2003, we planed to develop a commercial real property in Motor Industrial & Trade Zone of Hangzhou, capital city of Zhejian, China. The total costs of this project were estimated at $1.81 million. The property, if completed, was intended to lease to auto parts related business entities. In October 2003, the local government unexpectedly changed its land granting policy from administrative approval to auction, in which we lost. As a result, the project was canceled, and the funds we borrowed from a bank in Shanghai, China for this project was repaid.

Except mentioned above, we have no current plans to acquire, purchase or sell property, plant and significant equipment for the next twelve months.

Results of Operation from January 28, 2003 (Inception) to December 31, 2003

Revenues. We began our operations on January 28, 2003. For the period from January 28, 2003 to December 31, 2003, 2003, we had three sources of revenues totaling $5.52 million, of which $4.27 million, or 77%, was generated from wholesaling of auto parts, $1.13 million, or 20.5%, from rental income, and $123,254, or 2.2%, from business consulting.

Cost of Good Sold. For the period, we had cost of goods sold of $4,049,533, which all incurred in our wholesaling of auto parts. The gross profit of auto parts sales was $219,759, or approximately 5.1%.

Gross of Profit.   For the period, we had total gross profit of $1.47 million, of which $1.13 million, or 76.7%, was from rental income, $219,779, or 14.9%, from wholesaling of auto parts, and $123,254, or 8.4%, from business consulting activities.

Operating Expenses. Operating expenses primarily consist of selling, general and administrative expenses. For the period from January 28, 2003 (inception) to December 31, 2003, our total operating expenses was $355,724, of which $216,000 was applicable to our sales of auto parts operations, and $59,000 was attributable to our rental activities. For the period ended December 31, 2003, approximately 25.1%, or $89,400 of our operating expenses was depreciation and amortization expenses.

Interest Expenses. For the period from January 28, 2003 (inception) to December 31, 2003, we incurred interest expense of $84,195.

Net Income. For the period from January 28, 2003 (inception) to December 31, 2003, our net income was $1,036,087, or $0.03 per basic and diluted share.

Liquidity and Capital Resources

Since our inception on January 28, 2003, we have funded our operations primarily by non-cash capital contribution of our shareholders in exchange for our issuance of common stock shares, at fair market value of approximately $4,088,586, and by cash generated from operations and with short-term borrowing. At December 31, 2003, we had cash balance of $73,005.

For the period from January 28, 2003 (date of inception) to December 31, 2003, our operating activities provided $1.22 million of net cash, consisting primarily of income from our property rental operations.

For the period from January 28, 2003 to December 31, 2003, our investing activities used a total of $1.36 million of net cash. $1.27 million was used to invest in two joint ventures, of which $543,695 was invested in 35 Dingbian Road Project in Shanghai, China, and $724,927 was invested in Wuhan Auto
Parts City Project in the City of Wuhan, China. The remaining cash used in investing activities were $54,946 for building improvements, $36,232 for loan receivable, and $4,871 for purchase of officer equipment and furniture.

Our financing activities, for the period ended December 31, 2003, provided us $220,029 of cash flows, of which $260,974 was proceeds from issuance of common stock, partially offset by proceeds from short-term bank loan, repayment of the loan, and cost of issuance of stock. In January 2003, in connection with our organization, our shareholders made a non-cash capital contribution to us in exchange for our issuance of common stock shares, at fair market value of approximately $4,088,586.

Since inception, rental revenue has been the principal source of funds to meet our short-term liquidity requirements, which primarily consist of operating expenses. We presently have no plans for major capital expenditures, and we have no contractual obligations or commitments. We believe that our current cash and cash generated from operations will be sufficient to meet our anticipated general and administrative expense needs, which is proximately $550,000, for at least the next 12 months.

While we have no present intention to raise capital for operations in the next twelve months, the acquisition of, or opportunity to acquire, additional commercial real property could create a need to raise additional capital.
In addition, in May 2003, we entered into an agreement with Shanghai Puzhiwei Investment Co., Ltd. to form a joint venture to build a commercial building in the City of Wuhan, China. The total project costs are estimated at approximately $21.7 million. We provided RMB 6 million, or approximately $724,927, in the joint venture in exchange for 30% of its equity. The joint venture will be responsible for its own financing and operations, we have made no capital commitment on this project. However, there can be no assurance that, as a 30% of equity interest owner, we will be not required to provide additional funding on ratably basis in order to complete this project.

We expect to meet our long-term liquidity needs, if any, through a combination of (1) long-term secured or unsecured debt, (2) issuance of equity securities, and (3) cash from operations. We currently do not have any agreements or understandings with respect to sources of capital. There can be no assurance that any such financing can be obtained on terms acceptable to us, if at all. Any additional equity financing may dilute the interest of our shareholders, and debt financing, if available, may involve restrictive covenants with respect to raising future capital and other financial and operational matters. If additional financing is not obtained, we may be forced to delay, scale back or eliminate portions of our business efforts and our ability to grow may be jeopardized.

There is no off-balance sheet arrangement.


                   Critical Accounting Policies

The SEC has issued guidance for the disclosure of "critical accounting policies." The SEC defines such policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note 1 of Notes to Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. Our critical accounting policies are described as below.

Revenue Recognition

We follow the provisions of Staff Accounting Bulletin 104, "Revenue Recognition" for revenue recognition. Under Staff Accounting Bulletin 104, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured.

Our commercial real property is leased to tenants under leases with terms exceeding one year. Revenues from these leases, which are accounted for as operating leases, are recognized ratably on a straight-line basis over the term of the related leases.

We recognize revenue from sales when persuasive evidence of an arrangement exists, the product is delivered to the customer under the terms of the arrangement and title passes, the revenue is fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenues from consulting service are recognized as services are rendered.

Long-Lived Assets

Long-lived assets used in operations are reviewed periodically as to whether their carrying value has been impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment losses are recorded when indicators of impairment are present and the assets' carrying value is greater than the sum of the future undiscounted cash flows, excluding interest, estimated to be generated by those assets. As of December 31, 2003, no indicators of impairment existed and no impairment losses have been recorded.

Foreign Currency Translation

We maintain our books and accounting records in Renminbi: ("RMB"), the China's currency. Results of operations and cash flows are translated at average exchange rates during the period while specific investing and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end-of-period exchange rates. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholder's equity.


                       DESCRIPTION OF PROPERTY

Our executive offices occupy approximately 1,600 square feet on the fourth floor of 1926 Cao An Road, Shanghai, 201824, China, and are rented from
Shanghai Orient Auto Parts City Co., Ltd, a related party, under a three-year lease, which expires on December 31, 2005. The lease payment is $733 per month, subject to mandatory annual increase of 5%. We believe that our executive office space is adequate for our current needs for the next twelve months.

We currently own only one property. That is, three floors (from the first to the third floor) of spaces, approximately 61,700 square feet of gross leasable area, in a five-story commercial building, located at 1926 Cao An Road, Shanghai, 201824, China, which we use in the operations of our business, as described below. There are no mortgages, liens or other encumbrances against the property. There is no option or contract to purchase or sell this property.

Description of Real Estate and Operating Data

The commercial spaces on the property as mentioned above are currently net leased to three corporate tenants. The property is currently 100% leased. The material terms of the leases are summarized in the following table:

                                                     Effective
            Square Feet     Monthly               Annual Rental   Rental Annual   Date of
Leasee    Covered by Lease     Rent        Term    Per Square Foot   Increase    Expiration
-------  ----------------- ------------ --------- ---------------- ------------- -----------
  1.          15,672        $ 37,462      3 years      $ 28.68           2%       Feb. 2006
  2.          42,375        $ 43,410      3 years      $ 12.24           2%       Feb. 2006
  3.           3,660        $  9,063      3 years      $ 29.76           3%       Feb. 2006

Notes:

1. The spaces are leased to Shanghai Donghuan Auto Parts Co., Ltd., an automotive parts wholesaler.

2. The spaces are leased to Shanghai Yiyuan Logistics Co., Ltd., an automotive parts distributor.

3. The exterior spaces of the property are leased to Shanghai Yiyan Auto Consulting Ltd., an advertising agency specializing in auto industry, for outdoor advertising purposes.

All the leases are paid on quarterly basis. In addition to the spaces that have been leased out, an approximately 1,291 square feet of space in the first floor of the property has not been leased to any parties. This space is currently reserved for our proposed auto sales.

There are no present plans for the renovation, improvement or development of this property. We believe that the property is adequately covered by insurance.

Investment Policies

We have no established policy with respect to investments on real estate or interests in real estate. However, we intend that substantially all of our investments will be income-producing commercial real properties. There are no limitations on the percentage of assets which may be invested in any one investment or type of investments. Our board of directors may set such policy without a vote of our shareholders. We will not invest in real estate mortgages, and we will not invest securities of or interests in real estate investment trusts, partnership interests, or other persons primarily engaged in real estate activities.

We do not plan to limit the geographical area in which we may invest, but we expect that all of our investments will be made within China, most likely in one or more large cities of China. Once a property is acquired, we plan to lease primarily to automobile dealers or auto parts related business entities. The leases are expected to be net leases with terms of 3 to 5 years, usually providing for a base minimum annual rent with periodic increases. Net leases typically require the tenants to pay all the operating costs, costs of maintenance, insurance, and real estate taxes related to the property, in addition to lease payments. We will not grant a tenant an option to purchase the property that the tenant leases from us.

We intend to finance our acquisition of commercial properties, if any, through a combination of cash from our operations, borrowing from banks or third parties, and issuance of our equity securities. We may invest in a real property through a joint venture or other similar vehicles. There can be no assurance that any of these plans will be realized. While we have no present intention to raise equity capital for operations in the next twelve month period, the acquisition of, or opportunity to acquire additional commercial real property could create a need to raise additional capital.


             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Hongwei Zhang, our chief executive officer, is our promoter. When we were organized in January 2003, he contributed approximately $3,045,000 of the business and assets he originally owned in Shanghai Oriental to us, at fair market value, and received 25,200,000 shares of our common stock, which constitutes 70% of our equity securities. He received no extra or special benefit that was not shared equally (pro rata) by all holders of our common stock.

There are no other transactions that must be disclosed pursuant to Item 404 of Regulation S-B, and there are no contemplated transactions that we may enter into with our officers or directors.


         MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is presently no public market for our common stock. We currently intend to engage a market maker to apply to the NASD to have our common stock shares quoted on its OTC Bulletin Board electronic quotation service after our registration statement on Form SB-2 is declared effective. There can be no assurance that our shares will be listed on the OTC Bulletin Board or any other exchange.

Holders

As of the date of this prospectus, we have 116 holders of record of our common stock. We have only one class of stock outstanding.

Transfer Agent

We have not yet appointed a transfer agent for our securities. We currently intend to appoint a stock transfer agent in June 2004 for our securities.

                         EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by our Chief Executive Officer for the period from January 28, 2003 (date of inception) to December 31, 2003 and other officers who received compensation in excess of $100,000 during the fiscal year. In accordance with Item 402(a)(5) of the Regulation S-B, we have omitted certain columns from the table required by Item 402(b).

                          Summary Compensation Table

Name and Principal Position       Year          Salary
---------------------------     ---------   ----------------
  Hongwei Zhang                   2003         $ 7,246
  CEO and President

In January 2003, we entered into a standard two-year employment agreement with Hongwei Zhang, our Chief Executive Officer and President, and Yizhong Wu, our Vice President and Chief Financial Officer. The agreements provide for an annual salary of RMB 60,000, or approximately $7,246 for Hongwei Zhang, and RMB 48,000, approximately $5,804, for Yizhong Wu. Under the agreements, each of them is entitled to health, welfare and retirement insurance benefits in accordance with the governmental policies in effect from time to time.

There are no stock option, incentive bonus, severance, and annual increase of base salary provisions in the employment agreements. The employment agreements will not be automatically extended unless our board of directors decides to do so. There are no key man life insurance policies that are to the benefit of our executive officers, in which we would make such payments.

                       FINANCIAL STATEMENTS

The audited financial statements for the period from January 28, 2003 (inception) to December 31, 2003 are included herein.



         ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD

                           FINANCIAL STATEMENTS
                   FOR THE PERIOD ENDED DECEMBER 31, 2003



AUDITORS' REPORT...............................................     F-1

FINANCIAL STATEMENTS:

   Balance Sheet as of December 31, 2003.......................     F-2

   Statement of Operation
     For the Period from January 28, 2003 to December 31, 2003..    F-3

   Statement of Changes in Stockholders' Equity
     For the Period from January 28, 2003 to December 31, 2003..    F-4

   Statement of Cash Flows
     For the Period from January 28, 2003 to December 31,2003...    F-5

NOTES TO FINANCIAL STATEMENTS...................................    F-6

                     INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Oriental Automotive Parts Development (China) Co., Ltd.

We have audited the accompanying balance sheet of Oriental Automotive Parts Development (China) Co., Ltd. at December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows from January 28, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Oriental Automotive Parts Development (China) Co., Ltd. as of December 31, 2003 and the results of its operations, and its cash flows from January 28, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Demetrius & Company, LLC
-----------------------------
Demetrius & Company, LLC

Wayne, New Jersey
March 27, 2004

      ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

                              BALANCE SHEET
                            December 31, 2003


                                 ASSETS

CURRENT ASSETS

Cash...................................................   $    73,005
Accounts receivable....................................         9,674
Loan Receivable........................................        37,167
Prepaid expenses.......................................        18,576
                                                          -----------
  TOTAL CURRENT ASSETS.................................       138,422

PROPERTY AND EQUIPMENT
Building and improvements..............................     4,143,532
Office equipment and equipment.........................         4,873
                                                          -----------
   Total property and equipment........................     4,148,405
 Less: accumulated depreciation and amortization.......      (89,400)
                                                          -----------
    NET PROPERTY AND EQUIPMENT.........................     4,059,005

OTHER ASSETS
Investments in joint ventures..........................     1,268,622
                                                          -----------
    TOTAL OTHER ASSETS.................................     1,268,622

TOTAL ASSETS...........................................  $  5,466,049
                                                         ============

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable.......................................  $      9,626
Foreign taxes payable..................................        46,731
Other accounts payable.................................        12,726
Tenants' security deposits.............................        51,953
                                                          -----------
   TOTAL CURRENT LIABILITIES...........................       121,037

STOCKHOLDERS' EQUITY

Common stock, $.1 par value, 80,000,000 shares authorized,
  36,000,000 shares issued and outstanding..............   3,600,000

 Preferred stock, $.1 par value, 20,000,000 shares
  authorized, no shares issued and outstanding..........           -

Additional Paid-in Capital..............................     708,602
Accumulated other comprehensive.........................         323
Retained earnings.......................................   1,036,087
                                                         -----------
   TOTAL STOCKHOLDERS' EQUITY...........................   5,345,012
                                                         -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............. $ 5,466,049
                                                         ===========


        The accompanying notes to financial statements are an integral part of these statements.

        ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

                       STATEMENTS OF INCOME
The Period from January 28, 2003 (Date of Inception) to December 31, 2003



REVENUE
  Sales of auto parts...............................  $  4,269,312
  Rental income.....................................     1,131,402
  Revenue from business consulting..................       123,254
                                                      ------------
TOTAL REVENUE.......................................     5,523,969

  Cost of goods sold................................     4,049,553
                                                      ------------
GROSS PROFIT........................................     1,474,436

  Selling, general and administrative expenses including
      depreciation expenses of $89,400..............       355,724

INCOME FROM OPERATIONS...............................    1,118,724

OTHER INCOME (EXPENSE)
   Interest income...................................       1,570
   Interest expense..................................    (84,195)
                                                      -----------

NET INCOME........................................... $ 1,036,087
                                                      ===========

Basic and Diluted Weighted Average Number
   of Common Stock Outstanding.......................  36,000,000
                                                      ===========
Basic and Diluted Net Income Per Share............... $      0.03
                                                      ===========


        The accompanying notes to financial statements are an integral part of these statements.

          ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period from January 28, 2003 (Date of Inception)
                           to December 31, 2003


                         Common Stock         Additional              Accumulated Other
                        $.1 par value            paid       Retained    Comprehensive   Comprehensive
                     shares        Amount     In Capital    Earnings       Income           Income
                  --------------  -------   -------------  -----------  -------------   --------------
Balance,
 Jan. 28, 2003           -        $     -      $      -      $    -        $     -        $       -

Issuance of
  common stock     36,000,000     3,600,000      749,349

Issuance costs                                   (40,747)

Comprehensive income
  Net income                                                 1,036,087                     1,036,087
  Foreign currency translation adjustment                                       323              323

  Total comprehensive income                                                               1,036,410

Balance,
 Dec. 31, 2003     36,000,000  $ 3,600,000     $ 708,602   $ 1,036,087        $ 323
                   ==========  ===========     =========   ===========       =======



           The accompanying notes to financial statements are an integral part of these statements


           ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

                        STATEMENT OF CASH FLOWS
          For the Period from January 28, 2003 (Date of Inception)
                         to December 31, 2003


CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...........................................   $  1,036,087
Adjustments to reconcile net income to net
 Cash provided by operating activities:
  Depreciation and amortization......................         89,400
  Change in operating assets and liabilities:
   Accounts receivable...............................        (9,674)
   Employee advance..................................          (921)
   Prepaid expenses..................................       (18,576)
   Accounts payable..................................          9,626
   Taxes payable.....................................         46,731
   Other accounts payable............................         12,726
   Tenants' security deposits........................         51,953
                                                          ----------
   Net cash used in operating activities.............      1,217,353

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan receivable......................................       (36,232)
Purchase of office equipment and furniture...........        (4,871)
Building improvements................................       (54,946)
Investments in joint ventures........................    (1,268,553)
                                                        ------------
   Net cash used in investing activities.............    (1,364,601)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from short-term loan.........................     1,812,141
Repayment of short-term loan.........................   (1,812,338)
Cost of issuance of stock............................      (40,747)
Proceeds from issuance of common stocks..............       260,974
                                                       ------------
   Net cash provided by financing activities.........       220,029

   Effect of exchange rate changes on cash...........           224

Net increase in cash.................................        73,005
CASH, beginning of period............................             -
CASH, end of period................................. .   $   73,005
                                                        ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes............................  $   61,810
                                                        ==========
Cash paid for interest................................  $   84,151
                                                        ==========


NON-CASH INVESTING AND FINANCING ACTIVITIES:

Building acquired through issuance of common shares..  $ 4,088,586
                                                      ============




          The accompanying notes to financial statements are an integral part of these statements

      ORIENTAL AUTOMOTIVE PARTS DEVELOPMENT (CHINA) CO., LTD.

                   Notes to Financial Statements
                        December 31, 2003


1. NATURE OF OPERATIONS

   Oriental Automotive Parts Development Co. (China), Ltd. ("the Company") was originally incorporated in the State of Delaware on August 30, 2002 under the name of Brook Industries Corp. ("Brook"). On April 8, 2003, Brook exchanged 35,900,000 shares of its restricted common stock for all the capital stock of Oriental Automotive Parts Development Co., Ltd., a Chinese company incorporated in Shanghai, China ("Oriental"). The transaction was treated as a reverse merger. Oriental, the acquirer, became Brook's controlling shareholder. The accounting for this transaction did not result in allocation to goodwill or adjustment of any other assets to estimated fair values.

   Following the acquisition, the Company's Certificate of Incorporation was amended to change its corporate name from "Brook Industries Corp." to "Oriental Automotive Parts Development (China) Co., Ltd.".

   The Company is primarily in the business of acquiring, developing and managing commercial real properties in China, and leasing premises to automobile dealers and specialized retailers of automotive parts and accessories. To a lesser extent, the Company is also engaged in the business of wholesaling automobile parts and providing certain business consulting services. The Company is currently applying for permits to sell new automobiles. No automobiles were sold as of December 31, 2003.

   The Company has adopted December 31 as its fiscal year end.

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Income Recognition. The Company recognizes revenues when the following four conditions have been met: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured.

   Revenues from leases are recognized on a straight-line basis over the term of the related leases. Revenue from auto parts sales are recognized products are delivered to the customer under the terms of the arrangement and title passes. Revenue from consulting services is generally recognized upon completion of the service.

   Foreign Currency Translation. The local currency Renminbi (RMB) is the functional currency of the Company's operations in China. Results of operations and cash flows are translated at average exchange rates during the period while specific investing and financing activities are translated at rates in effect at the time of the cash inflow or outflow. Assets and liabilities are translated at end-of-period exchange rates. Translation adjustment is shown as a separate component of stockholders' equity.

   Accounts Receivable. Accounts receivable are stated at net realizable value. No allowance for doubtful accounts has been recorded, as the management believes that all the accounts receivable are collectible.

   Property and Equipment. Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of various assets classes as follows:

        Buildings & building improvements           20 to 45 years
        Machinery & equipment                       5 to 10 years
        Furniture & Fixtures                        3 to 8 years

   Leasehold improvements are depreciated over the shorter of related lease terms or the estimated useful lives. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income. Repairs and maintenance costs are expensed as incurred.

   Taxes on Gross Income. According to stipulations of Chinese tax authority, the Company is a private-run enterprise. The income tax rate is determined based on the sources of income. The income tax for its auto parts wholesales business is calculated as 0.6% of its sales revenue, of which 0.5% is business income tax and 0.1% is investor's individual income tax. The income tax for its commercial leasing business and consulting business is calculated as 4.8% of the revenues, consisting of 4% for business income tax and 0.8% for individual shareholder tax.

   Income Taxes. The Company is subject to State of Delaware Franchise Tax. 100% of the Company's operation is currently in the People's Republic of China. It is not anticipated that the Company will generate any net income subject to U.S. income tax in the near future.

   Critical Accounting Policies. The Company considers the valuation of its long-lived assets, foreign currency translations and income recognition as its significant accounting policies. Some of these policies require management to make estimates and assumptions that may affect the reported amounts in the Company's financial statements.

   Significant Customers.   Significant customer information is as follows:

                                                  % of Total
                                                   Revenues

      Shanghai Wumao Material Trade Co., Ltd.        43.27%
      Shanghai Yunlin Chemical Industry Co., Ltd.    10.63%
      Shanghai Yiyun Logistics Co., Ltd.              9.47%
      Beijing Jinxianglian Rubber Co., Ltd.           8.68%
      U-Auto Parts (Shanghai) Co., Ltd.               8.17%
      Shanghai Orient Auto Parts City Co., Ltd.       5.29%

   Fair Value of Financial Instruments. The current carrying value of the Company's cash, accounts and loans receivable, and accounts and notes payable approximates their fair values at December 31, 2003.

   Forward Looking Statements. When used in this discussion, the words "believe", "anticipate", "contemplate", "expect", or similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially for those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, significant variations in recognized revenue due to customer causes delays, cancellations of contracts by our customers, and general economic conditions which could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company undertakes no obligation to publicly release the results of any revisions to those forward looking statements that may be made to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events.

2. SEGMENT DISCLOSURE

   For the year ended December 31, 2003, the Company's revenues and expenses consisted of the following:

                             (In Thousands)

                             Auto     Real Estate   Business
                             Parts    Activities   Consulting   Total

	Revenues              $4,269     $1,132       $ 123      $5,524
      Cost of goods sold     4,049         --          --       4,049
      Interest expense          65         17           2          84
      Operating expense        216         59           6         281

      Net income or (loss)    (61)      1,056         115       1,110

3. RELATED-PARTY TRANSACTIONS

   The Company sells and purchases auto parts to/from a related party. The activities between the Company and this related party resulted in the following items included in the financial statements:

            Sales                   $ 290,675
            Purchases               $ 471,607
            Accounts receivable     $  69,216
            Accounts payable        $     300

   The Company also invested in a joint venture in Wuhan, China with a related party whose owner is a majority shareholder of the Company.

4.  INVESTMENTS

   The Company invested in two joint projects totaling $1,268,622:

   $543,695 in a venture to develop commercial real estate in Shanghai, China.

   $724,927 in Wuhan Oriental Auto-Parts Co., Ltd, a venture in Wuhan,
   China.

   The Company does not believe that it will exercise any significant influence over the operating and financial policies of these projects. Both investments are accounted for on the equity basis.

5. OPERATING LEASE

   The Company leases out the first three floors of its building for office space and the face of the building for advertising under three-year non-cancelable operating leases, expiring February 19, 2006. The rent, which is subject to mandatory annual increases of 2%, is reported as income over the lease term when it is earned, according to the provisions of the lease. The future minimum rentals on non-cancelable leases in aggregate are estimated to be $2,275,109. The future minimum lease payments to be received for each of the three succeeding fiscal year are as follows:

                    Fiscal         Minimum
                    Year          Rental

                    2004       $ 1,078,461
                    2005         1,078,461
                    2006           118,187
	                         -----------
                    Total      $ 2,275,109


6.  LEASE COMMITMENTS

   The Company leases office space from a related party under a non-cancelable operating lease. The lease agreement commenced in January 2003 and ends December 2005, with mandatory 5% rent increases annually. The following is the future minimum rent expense for the years ending December 31:

                  For the Year Ended
                      December 31,

                          2004             $  9,735
                          2005               10,222

                          Total            $ 19,957

   The rent expense for the period ended December 31, 2003 amounted to $9,271.

7.  RECENT ACCOUNTING PRONOUNCEMENTS

   In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure". This Statement amends the transition alternatives for companies choosing to adopt the fair value method of accounting for the compensation cost of options issued to employees and requires additional disclosure on all stock-based compensation plans. The adoption of SFAS 148 does not have a material effect on the Company's financial statements.

   In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 addresses the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company does not believe that the adoption of FIN No. 45 will have a material effect on its financial statements.

   In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interests. The Company does not believe that the adoption of FIN No. 46 will have a material effect on its financial statements.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ", which is effective for financial instruments entered into or modified after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company's adoption of SFAS No. 150 in 2003 did not have a material effect on the Company's results of operations, cash flows and financial position.


     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                       FINANCIAL DISCLOSURE

On February 27, 2004, we engaged Demetrius & Co., LLC as our independent auditors for the year ended December 31, 2003 to replace the firm of ATA CPA Group, LLC ("ATA", formerly Grace T. Fan, CPA, LLC), who resigned because they are no longer going to do audit work for public companies. Following the engagement, Demetrius & Co, LLC audited our financial statements as of and for the year ended December 31, 2003 and will respond to the comments of the Securities and Exchange Commission in connection with our filing on a registration statement on Form SB-2. The decision to engage Demetrius & Co., LLC as our independent auditors was approved by the board of directors.

The ATA's report did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principals. There were no disagreements with ATA, and there were no reportable events as that term is described in Item 304(a)(1)(iv) of Regulation S-B.

Prior to the date of the board's decision to engage Demetrius & Co., LLC, neither Oriental nor anyone acting on its behalf consulted Demetrius & Co., LLC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as set forth in Items 304(a) (2) of Regulation S-B.


                       AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange
Act of 1934, as amended. In accordance with those regulations, we file periodic reports, and other information with the Securities and Exchange Commission.
Our reports and other information can be inspected and copied at the public reference facilities maintained by the SEC's Public Reference Room at 450
Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operations of the Public Reference Room by calling the SEC at (800) SEC-0330. Information also is available electronically on the Internet at http://www.sec.gov.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all documents which are incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests for such documents should be directed to Oriental Automotive Parts Development (China) Co., Ltd., 20 Chapin Road, Unit 1004, Pine Brook, NJ 07058. Telephone requests may be directed to us at (973) 882-8850.

We intend to furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year.



                  INFORMATION NOT REQUIRED IN PROSPECTUS

                 INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation provides, among other things, that we shall to the fullest extent permitted by Section 145 of the Delaware Corporation law provide indemnification of our officers and directors and our bylaws provide that we indemnify our directors to the fullest extent permitted by law.

Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, such person may be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in the view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Section 145 provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


              OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth expenses, incurred or expected to be incurred by us in connect with the issuance and distribution of the securities being registered by this prospectus. We have agreed to pay all the costs and expenses of this offering. Selling security holders will not pay any part of these expenses.


      SEC registration fee                 $       144
      Accounting fees and expenses         $    18,000
      Federal taxes                        $         0
      State taxes and fees                 $         0
      Legal fees and expenses              $    20,000
      Transfer agent fees                  $     1,200
      Printing and engraving               $     2,000
      Miscellaneous expenses               $     2,000
                                           -----------
      Total                                $    43,344

Note:  All expenses are "estimated" except the SEC filing fee.


              RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information relating to all previous sales of common stock by us, which sales were not registered under the Securities Act of 1933.

On August 30, 2002, we issued 5,000,000 shares of our common stock to Hong Ding as consideration for her services in connection with our incorporation. Such shares were issued pursuant to Section 4(2) of the Securities Act of 1933 on the basis that the transactions did not involve a public offering.

On April 8, 2003, we entered into a Stock Purchase Agreement with Oriental Automotive Parts Development Co., Ltd. ("OAPD"), by which we issued an aggregate of 35,900,000 shares of our common stock to the following former shareholders of OAPD in exchange for all of their capital shares of OAPD. Immediately prior to the transaction, Hong Ding, then sole shareholder of Brook, surrendered 4,900,000 shares of the common stock she owned for cancellation.

                 Name                Number of Shares Issued
           ------------------       -------------------------
            Hongwei Zhang                   25,200,000
            Yizong Wu                        2,160,000
            Hongyi Zhang                     2,160,000
            Shulian Lin                      2,160,000
            Yingfen Dong                       671,400
            Fumei Sun                          720,000
            Congfen Shui                       720,000
            Tianqing Dai                       501,940
            Xiannan Wang                       360,000
            Hong Bai                           360,000
            Aiyi Wang                          293,330
            Shaoli Li                          200,000
            Qian Xu                            200,000
            Jie Luo                            193,330
          -------------------       -----------------------
                TOTAL                       35,900,000

The above shares were issued pursuant to Section 4(2) of the Securities Act of 1933 on the basis that the transactions did not involve a public offering. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act.

On November 18, 2003, Yingfen Dong transferred 380,000 shares of our common stock she owned to Zezhao Li for investment purpose in a private transaction at a price of $0.10 per share, by which Mr. Li filed a Form 3 with the SEC dated November 18, 2003. Yingfen Dong also transferred 271,400 shares to Zuohong Zhou for investment purpose in a private transaction at a price of $0.1 per share. All persons involved are non-US persons as defined in Regulation S.

On August 2, 2003, because of Qian Xu's death, his ownership of 200,000 shares was transferred to Jie Luo.

On May 6, 2003, Shuliang Lin transferred a total of 4,000 shares of our common stock he owned to 33 persons as gifts. All 33 persons are his close friends and are non-US persons. On May 28, 2003, Mr. Lin transferred a total of 6,700 shares of our common stock he owned to 67 persons for investment purpose in a private transaction at a price of RMB 1.00, approximately $0.12 per share.
All persons involved were Shuliang Lin's personal business acquaintances.

All transfers by Shuliang Lin as mentioned above were pursuant to Regulation S of the Securities Act. Each purchaser represented to Shuliang Lin that he was a non-US person as defined in Regulation S. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate transferred to each purchaser in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter, and there were no underwriting discounts or commissions involved.


                                EXHIBITS
Exhibits
---------   -------------------------------------------------------------
  3.1       Certificate of Incorporation (i)
  3.2       Amended Certificate of Incorporation (ii)
  3.3       Bylaws (ii)
  5.1       Opinion Re: Legality
 10.1       Stock Purchase Agreement (iii)
 10.2       Employment Agreement with Hongwei Zhang
 10.3       Employment Agreement with Yizhong Wu
 10.4       Lease Agreement with Shanghai Donghuan Auto Parts Co., Ltd.
 10.5       Lease Agreement with Shanghai Yiyun Logistic Ltd.
 10.6       Lease Agreement with Shanghai Yiyang Automobile Consulting
            Services Co. Ltd.
 14.1       Code of Business Conduct and Ethics (iv)
 23.1       Consent of Counsel (Included in Exhibit 5.1)

(i) Incorporated by reference to Exhibit 3.1 on Registration Statement on Form 10-SB, file number 000-50024, filed with the SEC on October 3, 2002.

(ii) Incorporated by reference to Exhibit 3.2 on Registration Statement on Form 10-SB, file number 000-50024, filed with the SEC on October 3, 2002.

(iii)Incorporated by reference to Exhibit 3.2 on Current Report on Form 8-K, file number 000-50024, filed with the SEC on April 21, 2003.

(iv) Incorporated by reference to Exhibit 14.1 on Form 10-KSB, file number 000-50024, filed with the SEC on April 15, 2004.


                               UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

2. That, for determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. To file a post-effective amendment to remove from registration any of the securities that remains unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                             SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Shanghai, the People's Republic of China on April 26, 2004.


Oriental Automotive Parts Development (China) Co., Ltd.

By: /s/ Hong wei Zhang
-------------------------------------
Hongwei Zhang, Chief Executive Officer
and President


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the date stated:

/s/ Hongwei Zhang                                   4/26/2004
---------------------------------------          ---------------
Hongwei Zhang, Chief Executive Officer                Date
and President


/s/ Yizhong Wu                                       4/26/2004
--------------------------------------           ---------------
Yizhong Wu, CFO (principal accounting officer),        Date
 Vice President and Director


/s/ Hongyi Zhang                                     4/26/2004
--------------------------------------            ---------------
Hongyi Zhang, Vice President and Director              Date


/s/ Shuliang Lin                                     4/26/2004
---------------------------------------           ---------------
Shuliang Lin, Director                                  Date


/s/  Zezhao Li                                       4/26/2004
---------------------------------------            -------------
Zezhao Li, Director                                     Date


/s/ Zhouren Lou                                       4/26/2004
---------------------------------------            --------------
Zhouren Lou, Director                                   Date